CEN BIOTECH, INC.

January 8, 2016

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CEN Biotech, Inc. (the “Company” or “CEN”)

Form 10-12G, Amendment 1

File No.: 000-55557

Dear Ms. Hayes:

We are filing Amendment One to our Form 10-12G to clarify the record and distribution date for the anticipated spinoff of shares.

If you have any questions or require anything further, please feel free to call me at 226-344-0660.

Sincerely,

/s/ Bill Chaaban

Bill Chaaban

President

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